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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                             CN Biosciences, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    125946103
                                 (CUSIP Number)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 Pages

CUSIP NO. 125946103                  13G                      Page 2 of 9 Pages
------------------------------     ------                    ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Investors, L.P.
---------- --------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)
                                                                        (b) [X]

---------- --------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
---------- ----- --------------------------------------------------------------
               5  SOLE VOTING POWER

                         -0-
           ----- ---------------------------------------------------------------
NUMBER OF      6  SHARED VOTING POWER
SHARES
BENEFICIALLY          2,248,485
OWNED BY
EACH      ------ ---------------------------------------------------------------
REPORTING      7  SOLE DISPOSITIVE POWER
PERSON
WITH                  -0-

          ----- ----------------------------------------------------------------
              8  SHARED DISPOSITIVE POWER

                      2,248,485
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,248,485
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*      [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           43.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 125946103                  13G                      Page 3 of 9 Pages
------------------------------     ------                    ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC
---------- --------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)
                                                                        (b) [X]

---------- --------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
---------- ----- --------------------------------------------------------------
               5  SOLE VOTING POWER

                         -0-
           ----- ---------------------------------------------------------------
NUMBER OF      6  SHARED VOTING POWER
SHARES
BENEFICIALLY          2,248,485
OWNED BY
EACH      ------ ---------------------------------------------------------------
REPORTING      7  SOLE DISPOSITIVE POWER
PERSON
WITH                  -0-

          ----- ----------------------------------------------------------------
              8  SHARED DISPOSITIVE POWER

                      2,248,485
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,248,485
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*            [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           43.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           00
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 125946103                  13G                      Page 4 of 9 Pages
------------------------------     ------                    ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus & Co.
---------- --------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)
                                                                        (b) [X]

---------- --------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
---------- ----- --------------------------------------------------------------
               5  SOLE VOTING POWER

                         -0-
           ----- ---------------------------------------------------------------
NUMBER OF      6  SHARED VOTING POWER
SHARES
BENEFICIALLY          2,248,485
OWNED BY
EACH      ------ ---------------------------------------------------------------
REPORTING      7  SOLE DISPOSITIVE POWER
PERSON
WITH                  -0-

          ----- ----------------------------------------------------------------
              8  SHARED DISPOSITIVE POWER

                      2,248,485
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,248,485
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*          [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           43.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).              Name of Issuer:

                        CN Biosciences, Inc. (the "Issuer")

Item 1(b).              Address of Issuer's Principal Executive Offices:

                        10394 Pacific Center Court
                        San Diego, CA  92121

Items 2(a)              Name of Person Filing; Address of Principal
and (b).                Business Office:

                        This statement is filed by and on behalf of
                        (a) Warburg, Pincus Investors, L.P., a Delaware limited partnership ("Investors"); (b) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"); and (c) Warburg, Pincus & Co., a New York general partnership ("WP"). The sole general partner of Investors is WP. EMW LLC manages
                        Investors.  The  members  of EMW  LLC  are
                        substantially  the same as the partners of WP. Lionel
                        I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control  both WP and  EMW  LLC.  WP,  as  the  sole
                        general  partner  of Investors,   has  a  20%  interest
                        in the profits of Investors. The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.

                        Investors, EMW LLC and WP are collectively referred to herein as the "Reporting Entities."

Item 2(c).              Citizenship:

                        Not Applicable

Item 2(d).              Title of Class of Securities:

                        Common Stock, par value $.01 per share (the "Common Stock")

Item 2(e).              CUSIP Number:

                        125946103

Item 3.                 Not Applicable

                                Page 5 of 9 Pages

Item 4.                 Ownership:

                         (a) 2,248,485 shares of Common Stock, as of December 31, 1996.

                         (b)     43.6%

                         (c)     (i)      -0-
                                (ii)      2,248,485
                                (iii)     -0-
                                (iv)      2,248,485

Item 5.                 Ownership of Five Percent or Less of a Class:

                        Not Applicable

Item 6.                 Ownership of More than Five Percent on Behalf of
                        Another Person:

                        Not Applicable

Item 7.                 Identification and Classification of the
                        Subsidiary Which Acquired the Security Being
                        Reported on By the Parent Holding Company:

                        Not Applicable

Item 8. Identification and Classification of Members of the Group:

                        Not Applicable

Item 9.                 Notice of Dissolution of Group:

                        Not Applicable

Item 10.                Certification:

                        Not Applicable

                                Page 6 of 9 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1997

                                            WARBURG, PINCUS INVESTORS, L.P.

                                            By:      Warburg, Pincus & Co.,
                                                     its General Partner


                                            By:  /s/ Stephen Distler
                                                     Stephen Distler, Partner


                                            WARBURG, PINCUS & CO.


                                            By:  /s/ Stephen Distler
                                                     Stephen Distler, Partner


                                            E.M. WARBURG, PINCUS & CO., LLC


                                            By:  /s/ Stephen Distler
                                                     Stephen Distler, Member

                                Page 7 of 9 Pages

                                  EXHIBIT INDEX

Exhibit No.                Description                                      Page

99                       Joint Filing Agreement, dated                       9
                         February 12, 1997, among the signatories to this Schedule 13G.

                                Page 8 of 9 Pages